EXHIBIT 99.4

SUPPORT AGREEMENT

This Support Agreement (this "Agreement"), dated as of July 16, 2025, is entered into between Hortican Inc., a corporation incorporated under the laws of Canada (the "Holder") and High Tide Inc., a corporation incorporated under the laws of the Province of Alberta ("Company").

WHEREAS the Company has issued warrants to the Holder (the “Warrants”) pursuant to a warrant certificate dated the date hereof (the “Warrant Certificate”) under which the Holder may acquire common shares in the capital stock of the Company (such common shares that may be acquired by the Holder upon exercise of such Warrants, the “Warrant Shares”);

WHEREAS the Company has entered into a loan agreement with the Holder (as amended, restated or modified from time to time) (the “Loan Agreement”) and such Loan Agreement provides that the Company may satisfy its obligation to repay some or all of the amounts owing thereunder by issuing common shares in the capital stock of the Company to the Holder on the terms and subject to the conditions set out in the Loan Agreement (such common shares that may be acquired by the Holder pursuant to the Loan Agreement, the “Loan Shares” and, together with the Warrant Shares, the “Subject Securities”);

AND WHEREAS, as a condition to the willingness of the Company to execute and deliver the Loan Agreement and the Warrant Certificate and issue the Warrants to the Holder, the Company has required that the Holder enter into this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.	Interpretive Provisions.

In this Agreement:

(a)	the division of this Agreement into Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Agreement;

(b)       any reference to gender includes all genders, and words importing the singular number include the plural and vice versa;

(c)	if the date on which any action is required to be taken by a party to this Agreement is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place;

(d)	the words "including", "includes" and "include" mean "including (or includes or include) without limitation";

(e)	the term "Agreement" and any reference in this Agreement to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be, amended, restated, replaced, supplemented or novated and includes all schedules to it; and

(f)	any reference to a particular statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, consolidated, replaced or re-enacted.

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2.	Representations and Warranties of the Holder.

The Holder represents and warrants to the Company as follows as at the date of this Agreement and acknowledges that the Company is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)       Organization and Authority and Capacity. The Holder is a corporation or entity incorporated or organized, as applicable, and existing under the laws of its jurisdiction of incorporation or organization; the execution and delivery of this Agreement by the Holder and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Holder are necessary to authorize this Agreement or the transactions contemplated by this Agreement; and the Holder has the requisite corporate power and authority to enter into and perform its obligations under this Agreement.

(b)       Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Holder and constitutes a legal, valid and binding agreement of the Holder enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(c)       Non-Contravention. The execution and delivery of this Agreement by the Holder, the performance of its obligations under this Agreement and the consummation of the transactions contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in the violation of: (i) the articles, by-laws or other constating documents of the Holder (as applicable); (ii) any other agreement or instrument to which the Holder is a party or by which the Holder or any of the Holder's property or assets is bound; and (iii) any applicable laws.

3.	Representations and Warranties of the Company.

The Company represents and warrants to the Holder as follows as at the date of this Agreement and immediately prior to any time at which Warrant Shares are acquired pursuant to the Warrant Certificate, and acknowledges that the Holder is relying upon such representations and warranties in connection with the matters contemplated by this Agreement:

(a)       Organization and Authority and Capacity. The Company is a corporation incorporated and existing under the laws of the Province of Alberta and has the requisite corporate power and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by the Company and the consummation by it of the transactions contemplated by this Agreement have been duly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the transactions contemplated by this Agreement.

(b)       Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms subject only to any limitation on bankruptcy, insolvency or other laws affecting the enforcement of creditors' rights generally and the discretion that a court may exercise in the granting of equitable remedies, such as specific performance and injunction.

(c)       Non-Contravention. The execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the consummation of the transactions

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contemplated by this Agreement do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) contravene, conflict with, or result in the violation of: (i) the articles, by-laws or other constating documents of the Company (as applicable); (ii) any other agreement or instrument to which the Company is a party or by which the Company or any of the Company’s property or assets is bound; and (iii) any applicable laws.

4.	Covenants of the Holder.

The Holder covenants and agrees that during the period from the date of this Agreement until the date on which this Agreement is terminated in accordance with Section 5, unless otherwise required or expressly permitted by this Agreement or applicable law:

(a)       Agreement to Vote in Favour. At any meeting of security holders of the Company or at any adjournment or postponement thereof (a “Shareholder Meeting”) or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the security holders of the Company is required, the Holder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present (in person or by proxy) for purposes of establishing quorum and shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting) in favour of any voting matter that the board and management of the Company (or any committee thereof) recommends voting in favour for, including, without limitation the election of persons nominated or recommended to serve on the board of directors of the Company by the then current board and management of the Company (or a committee thereof), unless the Holder is required by applicable law to vote against or abstain from voting for such matter. For greater certainty and without limiting the foregoing, the Holder will, subject to applicable law, vote for each resolution that the board of the Company (or committee thereof) recommends voting for whether by management information circular, written letter or proxy statement or the like.

(b)       Agreement to Vote Against or Abstain from Voting. At any Shareholder Meeting or in any other circumstances upon which a vote, consent or other approval (including by written consent in lieu of a meeting) of the security holders of the Company is required, the Holder shall cause its Subject Securities (which have a right to vote at such meeting) to be counted as present (in person or by proxy) for purposes of establishing quorum and (A) shall vote (or cause to be voted) its Subject Securities (which have a right to vote at such meeting): (i) against any voting matter that the board and management of the Company (or any committee thereof) recommends voting against or (B) shall abstain from voting its Subject Securities with respect to any such matter. For greater certainty and without limiting the foregoing, the Holder will vote against (or shall abstain from voting with respect to) each resolution that the board of the Company recommends voting against whether by management information circular, written letter or proxy statement or the like.

(c)       Restriction on Transfer. The Holder agrees not to directly or indirectly, sell, transfer, assign, gift-over, grant a participation interest in, option, pledge, hypothecate, grant a security interest in or otherwise convey or encumber (each, a "Transfer"), or enter into any agreement, option or other arrangement with respect to the Transfer of, any of its Subject Securities to any Person except (i) on or through the facilities of a stock exchange in Canada or the United States, or (ii) with the prior written consent of the Company (which shall not be unreasonably withheld). For the avoidance of doubt, nothing in this Section 4(c) shall limit any rights the Holder may have under that certain Registration Rights Agreement dated July 16, 2025 by and between the Holder and the Company.

(d)	[reserved]

(e)	[reserved]
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(f)       Standstill. Until the earlier of the time (x) the Holder ceases to own any Subject Securities or Warrants or (y) the Board publicly supports a Change of Control (as defined in the Loan Agreement); neither the Holder nor an affiliate of the Holder will, unless approved in advance in writing by the Board:

(i)	make, or knowingly induce any Person (as defined in the Loan Agreement) to make, any unsolicited take-over bid, unsolicited merger or any other unsolicited going-private transaction involving the Company;

(ii)	directly engage in, participate in, or in any way initiate any “solicitation” (as such term or corresponding term is defined in the Business Corporations Act (Alberta) (the “Act”) and in any applicable securities laws) of proxies or consents, with respect to the voting of any securities of the Company;

(iii)	deposit any of the Subject Securities into a voting trust, or subject any of the Subject Securities to any agreement or arrangement with respect to the voting of such securities, or enter into any other agreement or arrangement having similar effect, in each case, with a Person who is not an Affiliate of the Holder;

(iv)	seek, alone or jointly or in concert with others, (i) to requisition or call a meeting of the shareholders the Company, (ii) to obtain representation on, or nominate or propose the nomination of any candidate for election to, the Board, or (iii) to effect the removal of any member of the Board or otherwise alter the composition of the Board;

(v)	enter into any discussions, agreements or understandings with any Person with respect to or in contemplation of the foregoing, or advise, assist, knowingly support or knowingly encourage any Person to take any action inconsistent with the foregoing; or

(vi)	unless required by any applicable law (including without limitation, for the avoidance of doubt, any applicable stock exchange rules), make any public disclosure of any consideration, intention, plan or arrangement inconsistent with any of the foregoing.

Notwithstanding anything to the contrary in Section 4(f), the Company acknowledges and agrees that the provisions of Section 4(f) shall immediately terminate if both of the following conditions occur:

(i)	The Board publicly supports the nomination or solicitation of a Board member by any cannabis licensed producer, any affiliate of a cannabis licensed producer, or any person acting in concert with a cannabis licensed producer, other than the Holder or an affiliate of the Holder; and

(ii)	At the time of appointing or electing the nominee described in (1), the Board does not simultaneously appoint or elect a nominee of the Holder.

(g)	Other Covenants. The Holder hereby:

(i)	[reserved],

(ii)	consents to: (A) details of, or a summary of, this Agreement being set out in any news release, information circular and court documents or other public disclosure produced by the Company in connection with the matters contemplated by this
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Agreement, the Warrant Certificate or the Loan Agreement concurrently with which the Warrant Certificate is issued; and (B) this Agreement being made publicly available, including by filing on SEDAR+ and EDGAR, provided that, in the case of each of the foregoing subclauses (A) and (B), prior to the issuance or filing of any such news release, information circular, court documents or other public disclosure, as the case may be, and prior to the making publicly available of this Agreement, the Holder shall be given by the Company a reasonable opportunity to review and comment on the same, and the Company shall give reasonable consideration to any comments provided by the Holder; and

(iii)	acknowledges and agrees that a summary of the negotiations leading to the execution and delivery of this Agreement may appear in any public disclosure document required by any applicable laws, provided that prior to any such public disclosure, the Holder shall be given by the Company a reasonable opportunity to review and comment on the same, and the Company shall give reasonable consideration to any comments provided by the Holder.

5.	Termination.

This Agreement shall terminate upon the earliest to occur of:

(a)	the occurrence of a Change of Control (as defined in the Loan Agreement);

(b)	the written agreement of the Company and the Holder;

(c)       the date that is 18 months after the first date upon which any Subject Securities were issued pursuant to (i) any Warrants or (ii) the Loan Agreement.

6.	Injunctive Relief.

The parties to this Agreement agree that irreparable harm would occur for which money damages would not be an adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties to this Agreement shall be entitled to injunctive and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedies to which the parties to this Agreement may be entitled at law or in equity.

7.	Entire Agreement.

This Agreement, the Loan Agreement, the Warrant Certificate and ancillary agreements delivered pursuant thereto or hereto constitutes the entire agreement between parties hereto with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the parties hereto.

8.	Amendment and Waiver.

This Agreement may not be amended or supplemented, and no provisions hereof may be modified or waived, except by an instrument in writing signed by both of the parties hereto. No waiver of any provisions hereof by either party shall be deemed a waiver of any other provisions hereof by such party, nor shall any such waiver be deemed a continuing waiver of any provision hereof by such party.

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9.	Notices.

Any notice or other communication given regarding the matters contemplated by this Agreement must be in writing, sent by personal delivery, courier or electronic mail (provided that no "bounce back" or similar message indicating non-delivery is received with respect thereto) and addressed:

If to the Company: High Tide Inc.

Address: Unit 112, 11127 - 15 Street N.E.
Calgary, Alberta T3K 2M4, Canada

Attention:

Email:

If to the Holder, to the address or electronic mail address set forth for Holder on the signature page hereof.

Any notice or other communication is deemed to be given and received if sent by personal delivery, same day courier or electronic mail, on the date of delivery if it is a Business Day and the delivery was made before 4:00 p.m. (local time in the place of receipt) and otherwise on the next Business Day. A Party may change its address for service from time to time by providing a notice given in accordance with this Section 10.

10.	Miscellaneous.

(a)       This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b)	Each of the parties hereto irrevocably attorns and submits to the exclusive jurisdiction of the courts of the Province of Ontario and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum.

(c)	If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions shall remain in full force and effect. Upon such determination that any provision is illegal, invalid or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

(d)       Subject to the provisions of this Agreement, the parties hereto will, from time to time, do all acts and things and execute and deliver all such further documents and instruments, as the other party may reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

(e)	Time is of the essence in this Agreement.

(f)       Each of the Holder and the Company will pay its own expenses (including the fees and disbursements of legal counsel and other advisers) incurred in connection with the negotiation, preparation and execution of this Agreement and the transactions contemplated by this Agreement.

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(g)       This Agreement will be binding upon and enure to the benefit of the parties hereto and their successors and permitted assigns. Neither party to this Agreement may assign its rights or obligations under this Agreement without the prior written consent of the other party hereto; provided, however, that the Company may assign all or any part of its rights under this Agreement to one or more of the Company's direct or indirect wholly owned Subsidiaries, but no such assignment shall relieve the Company of its obligations under this Agreement. No assignment shall relieve the assigning party of any of its obligations hereunder.

(h)       The Holder acknowledges that it has been afforded the opportunity to obtain independent legal advice and confirms by the execution and delivery of this Agreement that the Holder has either done so or waived its right to do so in connection with the entering into of this Agreement.

(i)	This Agreement may be executed in any number of counterparts (including counterparts by electronic mail) and all such counterparts taken together shall be deemed to constitute one and the same instrument. The parties to this Agreement shall be entitled to rely upon delivery of an executed PDF or similar executed electronic copy of this Agreement, and such PDF or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the parties hereto.

[SIGNATURE PAGE FOLLOWS]

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Docusign Envelope ID: C387C829-D8B2-4451-A997-F2CA3BF83608

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HIGH TIDE INC.

By:
Name:

Title:

HORTICAN INC.

By: ____________________
Name:

Address:

Email:

[Signature Page to the Support Agreement]

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IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

HIGH TIDE INC.

By: ________________________
Name: Raj Grover

Title: Chief Executive Officer and Director

HORTICAN INC.

By:
Name:
Title:

[Support Agreement - Signature Page]